FOIA CONFIDENTIAL TREATMENT REQUEST
VIA HAND DELIVERY

December 15, 2010

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549-4561 Attn: Allicia Lam, Esquire

Re:	TESSCO Technologies Incorporated (the “Company”)
File No. 1-33938
Form 10-K for fiscal year ended March 29, 2009, filed May 27, 2009
Form 10-K for fiscal year ended March 28, 2010, filed May 27, 2010

Dear Ms. Lam:

At your request, this letter will confirm the telephonic response, delivered through our counsel, to the telephonic comment made by the Staff of the United States Securities and Exchange Commission (the “Commission”) to our counsel on November 22, 2010.  The Staff’s comment requested confirmation as to the completeness of the form of agreement between the Company and AT&T Mobility (the “AT&T Agreement”), which had been submitted to the Staff under cover of letters from the Company dated September 13, 2010 and October 21, 2010, in response to prior comment letters from the Staff.  More specifically, the telephonic comment received from the Staff on November 22, 2010, made reference to a specific page and sought confirmation of the completeness of a specific Appendix to the AT&T Agreement, as described further below.

[PORTION REDACTED]

Confidential Treatment Requested by TESSCO Technologies Incorporated - 1

United States Securities and Exchange Commission
December 15, 2010

Pursuant to the procedures set forth in 17 CFR § 200.83, the Company respectfully asserts a claim of confidentiality for the immediately preceding paragraph of this letter.  Accordingly, the immediately preceding paragraph has been redacted from the version of this letter that we intend to submit to the Commission via EDGAR.  In accordance with 17 CRF §200.83(d), please promptly notify:  David M Young, Sr. Vice President and Chief Financial Officer, TESSCO Technologies Incorporated, 11126 McCormick Road, Hunt Valley, Maryland 21031-1494, telephone 410-229-1380, of the receipt of any request for access under the Freedom of Information Act to the non-redacted version of this letter.  If requested by the Commission’s Freedom of Information Act officer, the Company will provide further specification or substantiation of this claim for Confidential Treatment within ten (10) calendar days of service of such request.

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission to any person under the Federal Securities laws of the United States.

For further information or any questions you may have with respect to these matters (including the Request For Confidential Treatment included herein), please contact David M. Young at 410-229-1380, or the Company’s counsel, Douglas M. Fox of Ballard Spahr LLP, at 410-528-5505.

Sincerely,

/s/ David M. Young

David M. Young
Senior Vice President and
Chief Financial Officer

cc:	via EDGAR (redacted)

United States Securities and Exchange Commission
Office of FOIA and Private Act Operations
100 F Street, N.E.  Mail Stop 2736
Washington, D.C.  20549 (via facsimile and regular mail -- redacted)

Allicia Lam, Esquire (via facsimile – redacted)
Kevin L. Vaughn, Accounting Branch Chief (via facsimile – redacted)
Daniel Morris, Esquire (via facsimile – redacted)
Douglas M. Fox, Esquire

Confidential Treatment Requested by TESSCO Technologies Incorporated - 2